Exhibit 99.2

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2024	June 30, 2025 (unaudited)
	RMB	RMB	US$

Assets
Current assets:
Cash	12,461,382	2,494,030	348,153
Accounts receivable, net	36,533,894	3,672,746	512,695
Amounts due from related parties	1,923,474	1,768,701	246,901
Short-term prepayments	400,083	2,411,067	336,572
Short-term investments	4,526,957	4,565,436	637,310
Prepaid expenses and other current assets	16,931,804	17,863,870	2,493,700
Total current assets	72,777,594	32,775,850	4,575,331

Non-current assets:
Right-of-use assets, net	1,637,903	1,170,419	163,384
Deferred tax assets, net	490,538	490,538	68,476
Property and equipment, net	174,211	146,758	20,486
Intangible assets, net	955,974	2,328,617	325,062
Other non-current assets	200,539	279,945	39,079
Long-term prepayments	25,471,027	20,275,235	2,830,314
Total non-current assets	28,930,192	24,691,512	3,446,801
Total assets	101,707,786	57,467,362	8,022,132

Liabilities
Current liabilities:
Borrowing from a third party	7,000,000	7,000,000	977,162
Accounts payable	37,478,660	6,056,163	845,408
Contract liabilities	6,070,210	3,866,125	539,690
Salary and welfare payable	2,044,101	1,717,606	239,769
Income taxes payable	7,118,220	7,117,041	993,501
Value added tax (“VAT”) and other tax payable	5,825,167	5,710,287	797,125
Other payables	2,688,594	2,442,502	340,960
Lease liabilities, current	902,610	875,003	122,146
Amounts due to related parties	1,917,478	1,646,245	229,807
Total current liabilities	71,045,040	36,430,972	5,085,568

Non-current liabilities:
Deferred tax liabilities	-	-	-
Lease liabilities, non-current	688,333	231,198	32,274
Total non-current liabilities	688,333	231,198	32,274
Total liabilities	71,733,373	36,662,170	5,117,842

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2024	June 30, 2025 (unaudited)
	RMB	RMB	US$
Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 169,110,000 and 169,110,000 issued and outstanding as of December 31, 2024 and June 30, 2025)	112,784	112,784	16,910
Additional paid-in capital	318,979,171	318,979,171	44,749,654
Treasury stock	(7,664)	(7,664)	(1,050)
Statutory reserves	23,557,710	23,557,710	3,318,034
Accumulated deficit	(325,318,655)	(333,852,213)	(46,882,040)
Accumulated other comprehensive income	6,261,156	5,992,030	861,952
Total Jianzhi Education Technology Group Company Limited’s shareholders’ equity	23,584,502	14,781,818	2,063,460
Noncontrolling interests	6,389,911	6,023,374	840,830
Total shareholders’ equity	29,974,413	20,805,192	2,904,290
Total liabilities and shareholders’ equity	101,707,786	57,467,362	8,022,132

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net revenues	209,303,030	7,673,997	1,071,249
Cost of revenues	(167,646,023)	(6,152,154)	(858,807)
Gross profit	41,657,007	1,521,843	212,442

Operating expenses:
Sales and marketing expenses	(2,459,869)	(2,384,856)	(332,913)
General and administrative expenses	(10,513,568)	(5,749,151)	(801,863)
Research and development expenses	(3,121,624)	(2,235,578)	(312,075)
Total operating expenses	(16,095,061)	(10,369,585)	(1,446,851)
Income (loss) from operations	25,561,946	(8,847,742)	(1,234,409)

Other income (expenses):
Investment income	13,739	—	—
Interest expenses, net	(467,320)	(93,150)	(13,003)
Other income, net	22,641	29,813	4,162
Government grants	139,236	11,251	1,571
Total other expenses, net	(291,704)	(52,086)	(7,270)

Income (loss) before income tax	25,270,242	(8,899,828)	(1,241,679)

Income tax benefits	2,353,476	(267)	(37)
Net income (loss)	27,623,718	(8,900,095)	(1,241,716)
Net income (loss) attributable to noncontrolling interests	560,338	(366,538)	(51,167)
Net income (loss) attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	27,063,380	(8,533,557)	(1,190,549)

Net income (loss)	27,623,718	(8,900,095)	(1,241,716)
Other comprehensive income:
Foreign currency translation adjustments	27,918	(269,126)	(37,569)
Total comprehensive income	27,651,636	(9,169,221)	(1,279,285)
Net comprehensive income attributable to noncontrolling interests	560,338	(366,538)	(51,167)
Comprehensive income attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	27,091,298	(8,802,683)	(1,228,118)

Earnings (loss) per share – Basic and diluted	0.22	(0.07)	(0.01)

Weighted average number of shares - Basic and diluted	121,110,000	121,110,000	121,110,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN (DEFICITS) EQUITY
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	Jianzhi Education Technology Group Company Limited shareholders’ (deficits) equity
			Additional			Retained Earnings	Accumulated other	None	Total shareholder’
	Ordinary shares		paid-in	Treasury	Statutory	(Accumulated	comprehensive	controlling	(deficits)
	Shares*	Amount	capital	stock	reserves	Deficit)	income	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	121,110,000	77,747	238,567,906	—	23,557,710	(291,805,140)	6,096,465	6,287,368	(17,217,944)
Waive of liabilities due by related parties	—	—	40,180,548	—	—	—	—	—	40,180,548
Net income	—	—	—	—	—	27,063,380	—	560,338	27,623,718
Foreign currency translation adjustments	—	—	—	—	—	—	27,918	—	27,918
Balance at June 30, 2024	121,110,000	77,747	278,748,454	—	23,557,710	(275,779,496)	6,124,383	6,847,706	50,614,240

Balance at December 31, 2024	169,110,000	112,784	318,979,171	(7,664)	23,557,710	(325,318,655)	6,261,156	6,389,911	29,974,413
Net loss	—	—	—	—	—	(8,533,557)	—	(366,538)	(8,900,095)
Foreign currency translation adjustments	—	—	—	—	—	—	(269,126)	—	(269,126)
Balance at June 30, 2025	169,110,000	112,784	318,979,171	(7,664)	23,557,710	(333,852,212)	5,992,030	6,023,373	20,805,192
Balance at June 30, 2025 in US$	169,110,000	16,910	44,749,654	(1,050)	3,318,034	(46,882,040)	861,952	840,330	2,904,290

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net cash provided by operating activities	10,944,793	(13,153,333)	(1,836,135)

Cash flows from investing activities:
Purchase of short-term investments	(5,800,000)	—	—
Proceeds from redemption of short-term investment	2,375,172	—	—
Purchase of property and equipment	—	(8,576)	(1,197)
Return of deposits for property and equipment	1,803,140	3,618,947	505,186
Purchase of educational contents	(13,445,345)	(160,379)	(22,388)
Repayment of loans from a related party	200,998	—	—
Net cash used in investing activities	(14,866,035)	3,449,992	481,601

Cash flows from financing activities:
Borrowings from related parties	—	246,245	34,374
Repayment to related parties	(499,842)	(517,478)	(72,237)
Net cash used in financing activities	(499,842)	(271,233)	(37,863)

Effect of exchange rate changes on cash held in foreign currencies	(639,588)	7,222	1,008

Net decrease in cash	(5,060,672)	(9,967,352)	(1,391,389)
Cash at beginning of the period	18,175,959	12,461,382	1,739,542
Cash at end of the period	13,115,287	2,494,030	348,153

Supplemental disclosures of cash flows information:
Cash paid for income taxes	130,244	—	—
Cash paid for interest expenses	—	—	—

Non-cash Investing and Financing activities:
Waive of liabilities due by shareholders	40,180,548	—	—
Right-of-use assets obtained in exchange for operating lease liabilities	5,817,299	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Jianzhi Education Technology Group Company Limited (The “Company”) was incorporated in the Cayman Islands and registered as an exempted company with limited liability under the Companies Law of the Cayman Islands on March 12, 2018.

In February 2024, the Company changed the ratio of its American Depositary Shares (“ADSs”) from current one (1) ADS representing two (2) ordinary shares to one (1) ADS representing six (6) ordinary shares(the “ADS Ratio Change”). For Jianzhi’s ADS holders, the ADS Ratio Change has the same effect as a one-for-three reverse ADS split. Each ADS holder of record at the close of business on the date when the ADS Ratio Change is effective was required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. Jianzhi’s ADSs continues to be traded on the Nasdaq Stock Exchange under the symbol “JZ.”

 On August 25, 2022, the Company closed of its initial public offering (“IPO”) of 5,000,000 American Depositary Shares (the “ADS”) at a public offering price of US$5.00 per ADS for the total gross proceeds of US$25 million (RMB 171.2 million). The Company raised net proceeds of US$21.5 million (RMB 148.0 million). Each ADS represents two ordinary shares of the Company. The ADSs began trading on August 26, 2022 on the Nasdaq Stock Market under the ticker symbol “JZ”.

As of June 30, 2025, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary
Name	establishment	Directly	Indirectly	share capital		Principal activities
Jianzhi Education Group Company Limited	British Virgin Islands (“BVI”), limited liability company March 20, 2018	100%	—	USD	1	Investment holding
Jianzhi Education Technology (HK) Company Limited (“Jianzhi HK”)	Hong Kong, limited liability company April 3, 2018	—	100% owned by Jianzhi Education (BVI)	HKD	1	Investment holding
Jianzhi Inc.	USA, limited liability company November 2 2022	—	100% owned by Jianzhi Education (BVI)	USD	1	Investment holding
HongKong Sentu Education Technology Ltd. (“Sentu HK”)	Hong Kong, November 14, 2016	—	100% owned by Jianzhi Education (HK)	HKD	10,000,000	Provision of training service
Jianzhi Century Technology (Beijing) Co., Ltd.	PRC, April 17, 2018	—	100% owned by Jianzhi Education (HK)	HKD	10,000,000	Provision of technical and management consultancy services
Beijing Sentu Lejiao Information Technology Co., Ltd (“Sentu Lejiao”)	PRC, June 13, 2016		100% owned by Jianzhi Beijing	RMB	10,000,000	Provision of IT related solution service
Sentu Shuzhi Technology (Beijing) Co., Ltd (“Sentu Shuzhi”)	PRC, June 2, 2021		100% owned by Sentu Lejiao		—	Provision of IT related solution service
Beijing Sentu Education Technology Co., Ltd.(“Beijing Sentu”)	PRC, May 27, 2011		Contractual arrangements	RMB	26,100,000	Provision of educational content and IT related solution services
Shanghai Ang’you Internet Technology Co., Ltd.	PRC, January 11, 2016	—	51.2% owned by Beijing Sentu	RMB	10,500,000	Provision of mobile media services and educational content
Guangzhou Xingzhiqiao Information Technology Co., Ltd.	PRC, May 6, 2011		100% owned by Beijing Sentu	RMB	1,000,000	Provision of mobile media services
Guangzhou Lianhe Education Technology Co., Ltd	PRC, September 28, 2016	—	100% owned by Guangzhou Xingzhiqiao	RMB	300,000	Provision of mobile media services and educational content
Wuhan Crossboarder Information Co., Ltd.	PRC, December 2, 2022		51% owned by Sentu Guoxin	RMB	nil	Provision of technology, education consultancy (excluding agent services) services

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

VIE arrangements

The Company and its subsidiaries, VIE and VIE’s subsidiaries are under the control of Ms. Wang Peixuan (“Ms. Wang”), of which Ms. Wang effectively owns 54.78% interests in Beijing Sentu. In preparation for listing in a stock market of the United States of America, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries as a group underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from June 26, 2018, between Jianzhi Beijing, Beijing Sentu and their respective equity holders (the “Corporate Reorganization”) due to regulatory restrictions on foreign ownership in the radio and television program production and operation business and value-added telecommunications business in the PRC. The described contractual arrangements are as follows:

Exclusive Business Cooperation Agreement.

Pursuant to the Exclusive Business Cooperation Agreement, Beijing Sentu is obliged to pay service fee to Jianzhi Beijing for the exclusive services such as technical services, Internet support, business consulting, marketing consulting, system integration, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of Beijing Sentu, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. Beijing Sentu agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreement with any third party, except with the prior written consent of Jianzhi Beijing. Beijing Sentu has unconditionally and irrevocably authorized Jianzhi Beijing or its designated person as its agent to (i) sign any necessary documents with third parties (including but not limited to customers and suppliers) on behalf of Beijing Sentu; and (ii) to handle all necessary documents and matters which will enable Jianzhi Beijing to exercise all or part of its rights under the Exclusive Business Cooperation Agreement on behalf of Beijing Sentu. And Jianzhi Beijing shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and Beijing Sentu. The Exclusive Business Cooperation Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Business Cooperation Agreement; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

Exclusive Call Option Agreement.

Pursuant to the Exclusive Call Option Agreement, the Registered Shareholders have unconditionally and irrevocably granted Jianzhi Beijing or its designated purchaser the right to purchase all or part of their equity interests in Beijing Sentu (“Equity Call Option”). The purchase price payable by Jianzhi Beijing in respect of the transfer of equity interests upon exercise of the Equity Call Option shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests. Jianzhi Beijing or its designated purchaser shall have the right to purchase such proportion of equity interests in Beijing Sentu as it decides at any time. The Registered Shareholders shall return any amount of purchase price they received in the event that Jianzhi Beijing acquires the equity interests in Beijing Sentu.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The Registered Shareholders and Beijing Sentu have jointly and severally further undertaken to Jianzhi Beijing that, without the prior written consent of Jianzhi Beijing, they shall not (i) in any manner supplement, change or amend the constitutional documents of Beijing Sentu, increase or decrease its share capital, or change the structure of its registered capital in other manner; (ii) sell, pledge, transfer or otherwise dispose of any assets, business or lawful revenue or create encumbrance over Beijing Sentu; (iii) incur, inherit, guarantee or assume any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan and for debts disclosed to and agreed in writing by Jianzhi Beijing; (iv) cause Beijing Sentu to execute any material contract with a value above RMB100,000, except the contracts executed in the ordinary course of business; (v) cause Beijing Sentu to provide any person with any loan, credit or guarantee; (vi) cause or permit Beijing Sentu to merge, consolidate with, acquire or invest in any person, or sell assets of Beijing Sentu with a value above RMB100,000; (vii) cause Beijing Sentu to enter into any transaction which may have substantial impact on the assets, liabilities, business operation, shareholding structure and other legal rights of Beijing Sentu, except the contracts executed in the ordinary course of business; and (viii) in any manner distribute dividends to their shareholders, provided that upon the written request of Jianzhi Beijing, Beijing Sentu shall immediately distribute all distributable profits to its shareholders.

The Exclusive Call Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Call Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

Exclusive Assets Option Agreement.

Pursuant to the Exclusive Assets Option Agreement, Beijing Sentu unconditionally and irrevocably granted an exclusive option to Jianzhi Beijing or its designated person to purchase all or any of its assets at the higher price of (a) the lowest price permitted under PRC laws and regulations or (b) the net book value of the assets. Jianzhi Beijing shall have absolute discretion as to when and in what manner to exercise the option to purchase assets of Beijing Sentu permitted by PRC laws and regulations. The Exclusive Assets Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Assets Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

Voting Rights Proxy Agreement.

Pursuant to the Voting Rights Proxy Agreement, each of the Registered Shareholders, unconditionally and irrevocably appoints Jianzhi Beijing, the authorized director and successor of Jianzhi Beijing or any liquidator replacing the director of Jianzhi Beijing (but excluding those who are shareholders of Beijing Sentu or who may give rise to conflict of interests) to exercise such shareholder’s rights in Beijing Sentu in accordance with PRC laws and the articles of Beijing Sentu, including without limitation to, the rights to (i) convene and participate in shareholders meetings; (ii) present proposed resolutions to the shareholders meetings; (iii) exercise the voting rights and adopt and execute resolutions, on matters to be discussed and resolved at shareholders meetings; (iv) nominate and appoint the legal representative (chairman of the board of directors), director(s), supervisor(s), chief executive officer (or general manager) and other senior management; (v) instruct the director(s) and legal representative of Beijing Sentu, as the case may be, to act in accordance with the instruction of Jianzhi Beijing; and (vi) set up the liquidation group and exercise all the rights the liquidation group may have during the liquidation period when Beijing Sentu encounters winding up, liquidation or dissolution.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Equity Pledge Agreement.

Pursuant to the Equity Pledge Agreement, each of the Registered Shareholders unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in Beijing Sentu together with all related rights thereto to Jianzhi Beijing as security for performance of the Contractual Arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by Jianzhi Beijing as a result of any event of default on the part of the Registered Shareholders, Beijing Sentu and all expenses incurred by Jianzhi Beijing as a result of enforcement of the obligations of the Registered Shareholders and/or Beijing Sentu under the Contractual Arrangements. Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), Jianzhi Beijing shall have the right to (i) require the Registered Shareholders to immediately pay any amount payable under the Contractual Arrangements; or (ii) to exercise all such rights as a secured party under any applicable PRC law and the Equity Pledge Agreement, including without limitations, being paid in priority with the equity interests. The said equity pledge under the Equity Pledge Agreement takes effect upon the completion of registration with relevant administrative department of industry and commerce and shall remain valid until after all the contractual obligations of the Registered Shareholders and Beijing Sentu under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and/or Beijing Sentu under the relevant Contractual Arrangements have been fully paid.

The Company believes that Beijing Sentu is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Beijing Sentu no longer have the characteristics of a controlling financial interest, and the Company, through Jianzhi Beijing, is the primary beneficiary of Beijing Sentu and controls Beijing Sentu’s operations. Accordingly, Beijing Sentu has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Beijing Sentu which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Beijing Sentu reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Beijing Sentu. Jianzhi Beijing is obligated to absorb a majority of the loss from Beijing Sentu activities and receive a majority of Beijing Sentu’s expected residual returns. In addition, Beijing Sentu’s shareholders have pledged their equity interest in Beijing Sentu to Jianzhi Beijing, irrevocably granted Jianzhi Beijing an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Beijing Sentu and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Jianzhi Beijing. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Beijing Sentu and the financial positions, the operating results and cash flows of Beijing Sentu and Beijing Sentu’s subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, as the Company and Beijing Sentu are under the common control, the corporate reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying unaudited condensed consolidated financial statements give retrospective effect to the Corporate Reorganization, whereby the assets and liabilities of the Beijing Sentu and its subsidiaries are reflected at the historical carrying values and their operations are presented as if the Corporate Reorganization had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Company’s unaudited condensed consolidated balance sheets and unaudited condensed statements of operations and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and the Company and its subsidiaries, are as follows:

	December 31, 2024	June 30, 2025
	RMB	RMB
Assets
Current assets:
Cash	1,112,661	1,057,392
Accounts receivable, net	1,492,889	—
Short-term prepayments	397,178	2,292,199
Short-term investments	4,526,957	4,565,436
Prepaid expenses and other current assets	6,382,949	5,055,230
Amount due from the Company and its subsidiaries*	27,870,449	22,547,320
Total current assets	41,783,083	35,517,577

Non-current assets:
Right-of-use assets, net	764,839	530,549
Deferred tax assets, net	490,538	490,538
Property and equipment, net	147,260	138,565
Long-term prepayments	1,443,396	—
Total non-current assets	2,846,033	1,159,652
Total assets	44,629,116	36,677,229

*	As of December 31, 2024 and June 30, 2025, amounts due from the Company and its subsidiaries represent the receivables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

	December 31, 2024	June 30, 2025
	RMB	RMB
Liabilities
Current liabilities:
Accounts payable	5,918,710	4,375,827
Salary and welfare payable	690,339	600,216
Contract liabilities	6,064,243	3,862,705
Income taxes payable	5,120,578	5,021,668
Value added tax (“VAT”) and other tax payable	3,937,133	3,937,133
Other payables	2,028,391	1,789,093
Lease liabilities, current	432,455	397,617
Total current liabilities	24,191,849	19,984,259

Non-current liabilities:
Lease liabilities, noncurrent	300,324	100,873
Total non-current liabilities	300,324	100,873
Total liabilities	24,492,173	20,085,132

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Revenue	17,952,761	5,104,599
Net income (loss)	6,815,832	(2,021,261)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Net cash provided by (used in) operating activities	8,429,649	(3,775,518)
Net cash used in investing activities	(5,997,820)	3,720,249
Net cash provided by financing activities	—	—

*	As of December 31, 2024 and June 30, 2025, amounts to from the Company and its subsidiaries represent the payables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets disclosed in Note 12. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE and VIE’s subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation

The unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed financial information should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of income for the six months ended June 30, 2025 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries. All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Convenience Translation

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the unaudited condensed consolidated balance sheets and the related unaudited condensed consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the six months ended June 30, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1636 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

Accounts receivable, net of allowance

Accounts receivable are amounts due from customers for goods delivered and services performed in the ordinary course of business and are recognized and carried at the original amount less an allowance for any potential uncollectible amounts. Accounts receivable balances are written off against allowances for doubtful accounts when they are determined to be uncollectible. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries generally do not require collateral from its customers.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of loss and comprehensive loss. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries assess collectability by reviewing accounts receivable on an individual basis because the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider historical collectability based on past due status, the age of the balances, credit quality of the customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

The core principle of ASC 606, Revenue from Contracts with Customers requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries identify its contracts with customers and all performance obligations within those contracts. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries then determine the transaction price and allocates the transaction price to the performance obligations within the contracts with customers, recognizing revenue when, or as, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfy its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ financial position, results of operations, equity or cash flows as of the adoption date.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Revenue from educational content service and other services

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries embed the digital educational content into various web-based or mobile-based online learning platforms to provide comprehensive educational resources or other services to education institutions and individual customers through B2B2C model or B2C model. Specifically, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries primarily provide subscription service, licensing service and other services.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from educational content service and other services (cont.)

(i) Subscription revenue

VIE and VIE’s subsidiaries generate subscription revenue primarily through (a) selling subscriptions to online learning platforms, to higher education institutions and other institutional customers under a B2B2C model mainly through the platform of Sentu Academy; (b) offering subscriptions concerning educational content in mobile video packages directly to end users under a B2C model through the platforms such as Fish Learning or Light Class etc.

VIE and VIE’s subsidiaries’ contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per end-customers or educational content. Quantity of end-customers enrolled or courses provided is determined before rendering service. The subscription period for a majority of the educational content services is less than 12 months. Customers can access to the educational content anytime during the subscription period. The performance obligation is providing educational content database access and is satisfied over the subscription period. The revenue was recognized based on a straight-line basis over the subscription period. Subscription services cannot be cancelled and is not refundable after enrollment. All estimates are based on the historical experience, complete satisfaction of the performance obligation, and the management’s best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

(ii) Licensing revenue

WFOE and its subsidiaries, VIE and VIE’s subsidiaries generate licensing revenue primarily through licensing select content copyrights to institutional customers based on their needs and preferences under a B2B2C model. Institutional licenses primarily include educational institutions and non-educational institutions, such as libraries, contractors of educational content and video platforms. Licensing, different from subscriptions to learning platforms, allows customers to store the licensed educational content to their system and allow their students/users to access such educational content directly through their own systems. The institutional customers pay for access by their respective students, faculty members or library patrons, as the case may be individuals and generally pay a one-time licensing fee at the fixed price stated in the contract to receive such products. The VIE and VIE’s subsidiaries also license copyrights of the special limited content in mobile video packages directly to end mobile users under a B2C model through cooperating with a leading telecommunications provider in China. The end mobile users redeem their reward points at the telecommunications provider for the video packages and the telecommunications provider compensates the VIE and VIE’s subsidiaries at the fixed price for each video packages stated in the contract. Licensing revenue is recognized at the point in time when control of the select content copyrights is transferred to customer, usually at the time when their customers received the select content. WFOE and its subsidiaries, VIE and VIE’s subsidiaries typically satisfy its performance obligations in contracts with customers upon control of the select content copyrights is transferred to customer, usually at the time when their customers received the select content, and the revenue is recognized at a point in time when customer is able to direct use of and obtain substantially all of the benefits from the learning platforms at the time the services are delivered.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from educational content service and other services (cont.)

(iii) Other services revenue

Other services mainly include mobile media services, including mobile media advertising services etc. WFOE and its subsidiaries, VIE and VIE’s subsidiaries provide advertising services to customers on its mobile application in the form of pop-up ads and banners, and generates revenue from advertisements based on the posting period or based on the number of times viewers click on these advertisements etc. The promised services in each service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The VIE and VIE’s subsidiaries determine pricing for each contract separately. These services are recognized over time based on a straight-line basis over the period of services rendered as customers simultaneously receive and consume the benefits of these services throughout the service period. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial. For some contracts, the mobile media advertising revenue is generated based on the number of times viewers click on these advertisements or download the sponsor’s application to their phones or the number of days such advertisements are placed in the learning platform. Under much pricing model, the revenues are recognized at the point of time as the publishers deliver advertising services at the point in time.

Net revenues presented on the unaudited condensed consolidated statements of operations and comprehensive income are net of sales discount and sales tax.

Revenue from IT related solution services

WFOE and its subsidiaries, VIE and VIE’s subsidiaries derived revenue from IT related solution services through providing (i) design and development of customized IT system service; (ii) procurement and assembling of equipment needed to operate the customer’s systems; and (iii) technological support and maintenance service. The Company recognizes revenues on a gross basis as the Company is determined to be the primary obligor in fulfilling the contracts of IT related solution services initiated by the customer.

WFOE and its subsidiaries, VIE and VIE’s subsidiaries contract with higher education institutions and other institutional customers to provide design and development of customized IT system service, normally within a year. The terms of pricing and payment stipulated in the contract are fixed. One performance obligation is identified in the contracts with customers as the design and development of customized IT system service are a series of service that are inputs used to create the customized IT system, which are not distinct in the context of the contract. Revenue is recognized at the point when the system or platform are completed and accepted by the customers. Upon delivery of services, project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a confirmation of customer to its ability to direct the use of and obtain substantially all of the benefits from, the design and development service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

WFOE and its subsidiaries, VIE and VIE’s subsidiaries generate revenue from procurement and assembling of equipment needed to operate the customer’s systems. The terms of pricing and payment stipulated in the contract are fixed. One performance obligation is identified in the contracts with customers as the equipment and related assembling services are both inputs used to create the customized equipment, which are not distinct in the context of the contract. Revenue is recognized at the point when the customized equipment are completed and accepted by the customers, normally within a year. Project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a conformation of customer to its ability to direct the use of and obtain substantially all of the benefits from the systems. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from IT related solution services (cont.)

From time to time, WFOE and its subsidiaries enter into arrangement to provide technological support and maintenance service of online platforms to its customers at a price stated in contract. WFOE and its subsidiaries’ efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less. The contracts have a single performance obligation and are primarily on a fixed-price basis. No significant returns, refund and other similar obligations during each reporting period.

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Revenue from educational content service and other services
– Subscription revenue	7,637,272	2,916,580
– Other services revenue	2,955,937	2,040,484
Subtotal	10,593,209	4,957,064
Revenue from IT related solution services	198,709,821	2,716,933
Total	209,303,030	7,673,997

The core principle underlying the revenue recognition ASU is that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries expect to be entitled to in such exchange. This will require the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when services are provided to a customer.

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Services transferred at a point in time
– Revenue from IT related solution services	197,425,210	2,533,573
Services transferred over time
– Revenue from educational content service	10,593,209	5,095,370
– Revenue from IT related solution services	1,284,611	45,054
Total	209,303,030	7,673,997

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from educational content service and other service  (cont.)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfil a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfil a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets.

The revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange for services that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have transferred to a customer is only conditioned on the passage of time. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries do not have any contract assets. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries also do not have significant capitalized commissions or other costs as of December 31, 2024 and June 30, 2025.

Contract liabilities represents cash payment received from customers in advance of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were RMB 86,731,977 and RMB 6,070,210 for the six months ended June 30, 2024 and 2025, respectively.

The details of contract liabilities are as follows:

	December 31, 2024	June 30, 2025
	RMB	RMB
Advance from educational content service and other services
– Subscription service	6,064,243	3,862,705
	6,064,243	3,862,705
Advance from IT related solution services	5,967	3,420
Total	6,070,210	3,866,125

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains provision of educational content service and IT related solution services. The Company has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations. Operating expenses are reviewed in aggregate.

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net revenues	209,303,030	7,673,997	1,071,249
Cost of revenues	(167,646,023)	(6,152,154)	(858,807)
Total operating expenses	(16,095,061)	(10,369,585)	(1,446,851)
Total other expenses, net	(291,704)	(52,087)	(7,270)
Income tax benefits	2,353,476	(267)	(37)
Net income (loss)	27,623,718	(8,900,095)	(1,241,716)

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

Risks and uncertainties

Liquidity

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the six months ended June 30, 2025, the Company incurred a net loss of RMB 8.9 million. As of June 30, 2025, the Company had an accumulated deficit of RMB 333.9 million. In addition, the Company had cash outflows of RMB 13.2 million from operating activities for the six months ended June 30, 2025. In addition, among the current liabilities, RMB 1.6 million was due to related parties, which agreed to extend the payments from the Company. As the Company expected a stable business in the six months ending December 31, 2025 and in the year ending December 31, 2026, the Company did not expect a cash outflows from operating activities in the year 2025. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. Based on the above analysis, management believes the company can continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties (cont.)

Credit risks

Financial instruments that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and restricted cash and accounts receivables. The carrying amounts of cash represent the maximum exposure to credit risk. As of June 30, 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB 2.5 million in cash, which is mainly held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB 3.7 million, derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries perform on its customers and its ongoing monitoring process of outstanding balances. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Refer to major customers and supplying channels below for detail.

Currency convertibility risk

Substantially all of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Major customers and supplying channels

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ suppliers primarily consist of software suppliers, IT equipment providers and advertising companies.

For the six months ended June 30, 2024, three suppliers accounted for 42%, 35% and 18% of the Company’s total purchases, respectively. For the six months ended June 30, 2025, three suppliers accounted for 45%, 25% and 14% of the Company’s total purchases, respectively.

As of December 31, 2024, one supplier accounted for 41% of the Company’s total accounts payable balance. As of June 30, 2025, two suppliers accounted for 68% and 23% of the Company’s total accounts payable balance.

As of December 31, 2024, four suppliers accounted for 43%, 27%, 23%, and 6% of the Company’s short-term prepayments. As of June 30, 2025, three suppliers accounted for 44%, 24% and 13% of the Company’s short-term prepayments.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties (cont.)

Major customers and supplying channels (cont.)

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ customers primarily include higher education institutions, contractors of educational content and IT related solutions, telecommunications providers, providers of mobile Internet audio and video services, platform services providers and libraries.

For the six months ended June 30, 2024, two customers accounted for 51% and 28% of the Company’s total revenue, respectively. For the six months ended June 30, 2025, one customer accounted for 34% of the Company’s total revenue, respectively.

As of December 31, 2024, three customers accounted for 41%, 36%, 9% of the Company’s accounts receivable balance. As of June 30, 2025, two customers accounted for 69% and 28% of the Company’s gross accounts receivable balance.

As of December 31, 2024, five customers accounted for 4%, 4%, 3%, 3% and 3% of the Company’s contract liabilities, respectively. As of June 30, 2025, one customer accounted for 10% of the Company’s contract liabilities, respectively.

Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs in PRC must make appropriations from their after-tax profit, as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”), to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Entities (“FIEs”), the Company’s subsidiaries that are FIEs in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

As of December 31, 2024 and June 30, 2025, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries had appropriated RMB 23,557,710 and RMB 23,557,710, respectively, in its statutory reserves.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of income and cash flows.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	December 31, 2024	June 30, 2025
	RMB	RMB
Accounts receivable	74,886,095	41,981,306
Allowance for credit losses	(38,352,201)	(38,308,560)
Accounts receivable, net	36,533,894	3,672,746

The following table presents movement of the allowance for credit losses:

	December 31, 2024	June 30, 2025
	RMB	RMB
Balance at the beginning of the year/period	37,610,720	38,352,201
Provisions (reversal) of expected credit losses	741,481	(43,641)
Balance at the end of the year/period	38,352,201	38,308,560

NOTE 4 — SHORT-TERM INVESTMENTS

As of December 31, 2024 and June 30, 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB 4,526,957 and RMB 4,565,436, respectively. These wealth management products bear a highest expected rate of return ranging from 2.60% – 4.35%, either can be redeemed at any time or bear an initial maturity of more than three months but less than one-year. For the six months ended June 30, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recorded investment income of RMB 13,739 and nil in the unaudited condensed consolidated statements of operations and comprehensive income, respectively.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets consist of the following:

	December 31, 2024	June 30, 2025
	RMB	RMB
Tax recoverable	9,555,701	8,414,408
Prepaid consulting service fee	3,941,513	3,827,850
Deposits	1,414,787	1,083,400
Loan receivable due from a third party	1,000,000	1,892,657
Prepaid expense	109,837	—
Other receivables	909,966	2,645,555
	16,931,804	17,863,870

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following

	December 31, 2024	June 30, 2025
	RMB	RMB
Software and technology	1,509,433	3,113,208
Less: accumulated amortization	(553,459)	(784,591)
	955,974	2,328,617

Amortization expense was RMB 150,944 and RMB 231,131 for the six months ended June 30, 2024 and 2025, respectively. Estimated amortization expense relating to the educational contents for each of the next five years is as follows:

RMB
For the six months ending December 31, 2025	311,321
Year ending December 31, 2026	622,642
Year ending December 31, 2027	622,642
Year ending December 31, 2028	371,069
Year ending December 31, 2029 and thereafter	400,944
Total expected amortization expense	2,328,617

NOTE 7 — PREPAYMENTS

	December 31, 2024	June 30, 2025
	RMB	RMB
Short-term prepayments
Advance to suppliers for services and inventories(1)	400,083	2,411,067
Long-term prepayments
Prepayment for educational content	25,471,027	20,275,235

(1)	Short-term prepayments represent advance to suppliers for purchasing services or inventories.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease office space from third parties. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not have any finance lease during the six months ended June 30, 2024 and 2025. Operating leases result in the recognition of right of use assets and lease liabilities on the balance sheet. right of use assets represent the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments.

As of June 30, 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had office space lease agreements with four unrelated third parties under non-cancelable operating leases, with terms ranging between 24 months and 26 months. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries use the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive income. The corporate office lease also requires the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to pay property management expenses which are included in the general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record operating lease expense in its unaudited condensed consolidated statements of operations and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the unaudited condensed consolidated balance sheets.

	December 31, 2024	June 30, 2025
	RMB	RMB
Right of use assets	1,637,903	1,170,419

Operating lease liabilities, current	902,610	875,003
Operating lease liabilities, noncurrent	688,333	231,198
Total operating lease liabilities	1,590,942	1,106,201

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES (cont.)

For the six months ended June 30, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries incurred operating lease expense of RMB 1,779,871 and RMB 1,396,169, respectively. The operating lease expenses were charged to general and administrative expenses.

Cash flow information related to leases consists of the following:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Operating cash payments for operating leases	1,792,253	1,327,231
Right-of-use assets obtained in exchange for operating lease liabilities	5,817,299	—

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Weighted average remaining lease term (years)	1.86	1.36
Weighted average discount rate	3.1%	3.1%

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

RMB
For the six months ending December 31, 2025	489,443
Year ending December 31, 2026	697,131
Total lease payments	1,186,574
Less: Imputed interest	(80,373)
Present value of lease liabilities	1,106,201

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2024 and 2025, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses for the VIEs and the VIEs’ subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets arising from net operating losses as of December 31, 2024 and June 30, 2025.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense. The following table presents the composition of income tax benefits for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Current income tax expenses	(4,475)	(267)
Deferred income tax benefits	2,357,951	—
	2,353,476	(267)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2024 and June 30, 2025 are as follows:

	December 31, 2024	June 30, 2025
	RMB	RMB
Deferred tax assets:
Bad debt provision	97,964,013	9,669,250
Net operating losses carried forward	57,180,296	58,992,199
Valuation allowance	(154,653,771)	(68,170,911)
Deferred tax assets, net	490,538	490,538

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of June 30, 2025 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 10 — RELATED PARTY BALANCES AND TRANSACTION

Name	Relationship	December 31, 2024	June 30, 2025
		RMB	RMB
Due from related parties
Peixuan Wang (a)	Chairwomen of the Company	1,044,676	1,014,550
Shiyu Liu	Supervisor of Beijing Sentu and Ang’you	329,098	319,608
Junjun Hao	Executive direct and manager of Sentu Lejiao	438,797	426,143
Others		110,903	8,400
Total amount due from related parties		1,923,474	1,768,701
Due to related parties
Beijing Sentu Cloud Creative Education Technology Co., Ltd.	Controlled by Huidong Niu	1,400,000	1,400,000
Junjun Hao	Executive direct and manager of Sentu Lejiao	318,099	36,729
Others		199,379	209,516
Total amount due to related parties		1,917,478	1,646,245

(a)	As of December 31, 2024 and June 30, 2025, the balance due from Ms. Peixuan Wang represented the excess payment of professional fees to Ms. Peixuan Wang over the actual payments made by the related party on behalf of the Company.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may be involved in certain legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 12 — EQUITY

Ordinary shares

The Company was established under the laws of Cayman Islands on March 12, 2018. The authorized number of Ordinary Shares was 50,000 with par value of $1 per share. On March 12, 2018, the Company issued 10,000 shares to four shareholders in exchange for US$10,000.

On July 8, 2021, the Board of Directors adopted a consent resolution to effectuate a 10,000:1 stock reverse split, to sub-divide the original 10,000 issued ordinary shares of a nominal or par value of US$1 in the capital of the Company into 100,000,000 ordinary shares of a nominal or par value of US$0.0001. As a result, the Company had 500,000,000 authorized common shares, $0.0001 par value per share, of which 100,000,000 were issued and outstanding as of December 31, 2020 and 2021. The Company believes it is appropriate to reflect stock reverse split on a retroactive basis similar to stock split or dividend pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all the periods presented.

On August 25, 2022, the Company closed of its initial public offering (“IPO”) of 5,000,000 American Depositary Shares (the “ADS”) at a public offering price. Each ADS represents two ordinary shares of the Company. On the same date, the Company converted the redeemable ordinary shares into 11,110,000 ordinary shares to Dongxing Securities.

In August 2024, the Company issued 48,000,000 ordinary shares to its shareholders, officers, directors and consultants pursuant to 2024 Share Incentive Plan (Note 13).

As of December 31, 2024 and June 30, 2025, the Company had issued and outstanding ordinary shares of 169,110,000 and 169,110,000 shares, respectively.

Profit appropriation and restricted net assets

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. The statutory reserves require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries, VIE and VIE’s subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 23.6 million as of June 30, 2025. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and VIE’s subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 13 — SHARE BASED COMPENSATION

On August 30, 2024, the Company adopted a 2024 Share Incentive Plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 48,000,000 ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan. The Company entered into agreements with certain consultants on September 10, 2024 and granted them a total of 11,400,000 ordinary shares, and entered into agreements with certain key employees on September 10, 2024, and granted them a total of 26,100,000 ordinary shares. These shares are granted as awards for their services, the total value of the shares was $5,625,000 based on the closing stock price of $0.90 on the respective grant dates. The total number of ordinary shares available for future grants under the 2024 Plan as of the December 31, 2024 is 10,500,000 shares. The share-based compensation expense recorded for these shares issued was $5,085,000 for the year ended December 31, 2024.

NOTE 14 — SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ CODM are Ms. Wang, the Chairwoman of the Board of Directors and Mr. Hu, CEO.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries has determined that it has two operating segments: (i) educational content services and other services. (ii) IT related solution services.

The following table presents revenue by segments for the six months ended June 30, 2025 and 2024, respectively:

	For the Six Months Ended June 30, 2024
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	198,709,821	10,593,209	209,303,030
Cost of revenue and related tax	(163,614,028)	(4,031,994)	(167,646,023)
Gross profit	35,095,793	6,561,214	41,657,007
Depreciation and amortization	150,943	—	150,943
Net income	26,225,631	1,398,087	27,623,718

	For the Six Months Ended June 30, 2025
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	2,716,933	4,957,064	7,673,997
Cost of revenue and related tax	(2,476,181)	(3,675,973)	(6,152,154)
Gross profit	240,752	1,281,091	1,521,843
Depreciation and amortization	250,520	—	250,520
Net loss	(1,839,227)	(7,060,868)	(8,900,095)

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 14 — SEGMENT INFORMATION (cont.)

	December 31, 2024	June 30, 2025
	RMB	RMB
Identifiable long-lived assets, net:
IT related solution services	955,974	2,328,617
Educational content service and other services	—	—
Total	955,974	2,328,617

Substantially the majority of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

NOTE 15 — SUBSEQUENT EVENT

Previously on January 15, 2025, the Company received a notification letter from the Nasdaq, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until July 14, 2025, to regain compliance under the Listing Rules. On July 14, 2025, the Company has received a notification letter (the “Compliance Notice”) from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

On July 16, 2025, the shareholders of the Company passed (a) re-designating and re-classifying 400,000,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) in the Company as 400,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary shares; and, (b) cancelling 100,000,000 authorized but unissued ordinary shares in the Company and creating a new class of shares comprising of 100,000,000 class B ordinary shares the (“Class B Ordinary Shares”), which will be entitled to fifty (50) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each (collectively, the “Share Capital Reorganization”), and (iii) the authorized share capital of the Company be increased with effect immediately after the Share Capital Reorganization taking effect from US$50,000 divided into (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each to US$1,000,000 divided into (a) 9,900,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each, by creation of an additional 9,500,000,000 class A ordinary shares of a par value of US$0.0001 each (the “Increase of Authorized Share Capital”).

On July 17, 2025, the Company repurchased 54,790,000 Class A ordinary shares held by RongDe and issued 54,790,000 Class B ordinary shares to RongDe, in consideration of and out of the proceeds of the Company’s new issuance of such Class B ordinary shares to RongDe.

Jianzhi Beijing and China Galileo Satellite Navigation Co., Ltd. (“China Galileo”) executed a lease agreement for a lease priod from July 31, 2023 to July 30, 2026. Due to the malfunctioning air conditioning system during the lease period, Jianzhi requested an early termination of the lease in October 2024. Since the parties could not agree on the breach compensation amount, the lessor initiated arbitration proceedings in February 2025. The case was heard in court on July 8, 2025, on August 22, 2025, the Beijing Arbitration Commission issued a mediation statement, with the following outcome: Jianzhi, as the respondent, was required to pay China Galileo an aggregated amount of approximately RMB 0.6 million, including RMB 0.4 million as outstanding rental fee, RMB 0.2 million as compensation for losses due to vacancy, and RMB 0.1 million as compensation for rent differential losses. Jianzhi engaged a lawyer from Beijing Zhongzhida Law Firm as its representative for further hearing.

On November 20, 2025, the Company closed an equity financing to raise gross proceeds of approximately $4.9 million (HK$ 38.3 million) by issuance of 348,000,000 Class A ordinary shares.

The Company has performed an evaluation of subsequent events through December 1, 2025, which was the date of the unaudited condensed consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements.